SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 2)

Aluminum Corporation of China Limited

(Name of Issuer)

H ordinary shares, par value RMB1.00 per share

(Title of Class of Securities)

022276109 (CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

CUSIP No. 022276109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Alcoa Inc. 25-0317820
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0 6. Shared Voting Power 884,207,808 7. Sole Dispositive Power 0 8. Shared Dispositive Power 884,207,808

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 884,207,808 shares
10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.0%
12.	Type of Reporting Person (See Instructions) HC

CUSIP No. 022276109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Alcoa International Holdings Company 25-1563111
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0 6. Shared Voting Power 884,207,808 7. Sole Dispositive Power 0 8. Shared Dispositive Power 884,207,808

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 884,207,808 shares
10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.0%
12.	Type of Reporting Person (See Instructions) HC

CUSIP No. 022276109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Alcoa International (Asia) Limited 00-0000000
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Hong Kong S.A.R., People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0 6. Shared Voting Power 884,207,808 7. Sole Dispositive Power 0 8. Shared Dispositive Power 884,207,808

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 884,207,808 shares
10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.0%
12.	Type of Reporting Person (See Instructions) CO

ITEM 1.	(a)	Name of Issuer Aluminum Corporation of China Limited

	(b)	Address of Issuer’s Principal Executive Offices No.12B Fuxing Road, Haidian District, Beijing, People’s Republic of China 100814

ITEM 2.	(a)-(c)	This Statement is filed by:

Alcoa Inc., Alcoa International Holdings Company and Alcoa International (Asia) Limited.

The Address of the Principal Business Office of Alcoa Inc. is 201 Isabella Street, Pittsburgh, Pennsylvania 15212-5858, USA. Alcoa Inc. is a Pennsylvania corporation.

The Address of the Principal Business Office of Alcoa International Holdings Company is 101 Cherry Street, 4th Floor, Burlington, VT 05402-1491. Alcoa International Holdings Company is a Delaware corporation.

The Address of the Principal Business Office of Alcoa International (Asia) Limited is Room 1301, Admiralty Centre, Tower 1, 18 Harcourt Road, Hong Kong S.A.R. Alcoa International (Asia) Limited is a Hong Kong company.

Alcoa Inc., Alcoa International Holdings Company and Alcoa International (Asia) Limited are each individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

	(d)	Title of Class of Securities H ordinary shares

	(e)	CUSIP Number 022276109 (CUSIP number for ADSs representing H ordinary shares)

ITEM 3.		Inapplicable.

ITEM 4.	OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: See Row 9 for the amount beneficially owned by each Reporting Person

(b) Percent of class: See Row 11 for the percentage of class beneficially owned by each Reporting Person

(c) Number of shares as to which the person has sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition of, shared power to dispose or direct the disposition of: See Rows 5-8 for the voting and dispositive power for each Reporting Person

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS Inapplicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON Inapplicable.

ITEM 7.

IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

See Exhibit A attached hereto relating to the H ordinary shares that are held by a subsidiary of Alcoa Inc. and Alcoa International Holdings Company.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP A copy of the Agreement Relating to Joint Filing of Schedule 13G is attached hereto as Exhibit B.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP Inapplicable.

ITEM 10.	CERTIFICATIONS Inapplicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2005	Alcoa Inc.
Dated

	By:	/s/ Joseph C. Muscari
	Name:	Joseph C. Muscari
	Title:	Executive Vice President - Alcoa and Group President, Rigid Packaging, Foil and Asia

Alcoa International Holdings Company

	By:	/s/ John E. Wilson, Jr.
	Name:	John E. Wilson, Jr.
	Title:	President

Alcoa International (Asia) Limited

	By:	/s/ Lloyd H. Jones
	Name:	Lloyd H. Jones
	Title:	Director

EXHIBIT A

IDENTIFICATION OF SUBSIDIARIES

Alcoa Inc. and Alcoa International Holdings Company have filed Schedule 13G pursuant to Rule 13d-1(d). As of December 31, 2004, Alcoa International (Asia) Limited, an indirect subsidiary of Alcoa Inc. and a direct subsidiary of Alcoa International Holdings Company, was the record owner of 884,207,808 shares of H ordinary shares of Aluminum Corporation of China Limited.

EXHIBIT B

AGREEMENT RELATING TO JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the H ordinary shares of Aluminum Corporation of China Limited shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an Exhibit to such Schedule 13G.

February 14, 2005	Alcoa Inc.
Dated

	By:	/s/ Joseph C. Muscari
	Name:	Joseph C. Muscari
	Title:	Executive Vice President - Alcoa and Group President, Rigid Packaging, Foil and Asia

Alcoa International Holdings Company

	By:	/s/ John E. Wilson, Jr.
	Name:	John E. Wilson, Jr.
	Title:	President

Alcoa International (Asia) Limited

	By:	/s/ Lloyd H. Jones
	Name:	Lloyd H. Jones
	Title:	Director